EXHIBIT 15.1

PROPERTY LOCATIONS MAPS

MAP 1 - TUMI RESOURCES MEXICAN PROJECTS

MAP 2 - MINERAL APPLICATIONS BERGSLAGEN DISTRICT, SWEDEN

MAP 1 - TUMI RESOURCES MEXICAN PROJECTS


TUMI RESOURCES
MEXICAN PROJECTS
N
San Manuel
Los Tamales
Agua Caliente
Batamote
Phoenix
Hermosillo
Mazatan
El Colorado
Chihuahua
Monterrey
Durango
Mazatlan
Zacatecas
San Luis Potosi
La Trini
Guanajuato
Puerta Vallarta
Guadalajara
Mexico City
Northern Edge of
Neovolcanic Belt
0
500
1000 km

MAP 2 - MINERAL APPLICATIONS BERGSLAGEN DISTRICT, SWEDEN

